

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 5, 2022

Kevin Timmons
Chief Executive Officer
InterPrivate IV InfraTech Partners Inc.
1350 Avenue of the Americas
2nd Floor
New York, NY 10019

> **Re: InterPrivate IV InfraTech Partners Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2022**
> **File No. 001-40153**

Dear Kevin Timmons:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Nussen, Esq.